Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present Final Data from REO 017 Clinical Study in Pancreatic Cancer

--Report More Than Doubling in One-Year Survival and Nearly Five-Fold Increase in Two-Year Survival as Compared to Historical Controls--

CALGARY, July 6, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Devalingam Mahalingam of the Cancer Therapy and Research Centre, University of Texas Health Science Centre San Antonio, made a poster presentation at the ESMO World Congress on Gastrointestinal Cancer. The poster, titled "Oncolytic Virus Therapy in Pancreatic Cancer: Clinical Efficacy and Pharmacodynamic Analysis of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma," covers final results from the Company's REO 017 Phase 2 study.

"These data suggest that this drug combination can increase median overall survival, as well as generate an approximate two-fold increase in one-year survival rates, and a five-fold increase in two-year survival rates when compared to gemcitabine therapy alone as seen in historical data," said Dr. Matt Coffey, COO of Oncolytics. "The observation of clear overall survival (OS) benefit combined with apparent limited impact on progression free survival (PFS) is increasingly becoming characteristic of immune-based therapeutic treatments. We are incorporating this finding into both our new and existing studies to ensure we follow OS where possible."

Highlights of the data presented include:

•	A survival analysis for 33 patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 10.2 months;
•	Data showing one- and two-year survival rates of 45% and 24%, respectively; and
•	An analysis demonstrating upregulation of immune checkpoint marker PD-L1 in post treatment tumours suggesting the potential to combine oncolytic viral therapy with anti-PD-L1 inhibitors in future trials.

A summary of the overall data compared to historical controls is shown below:

Treatment	Number of patients	Median PFS (months)	Median OS (months)	1-year survival (%)	2-year survival (%)
Gemcitabine (ACCORD 11) (Conroy et al., 2011)	171	3.3	6.8	20	2
Gemcitabine (MPACT) (Von Hoff et al., 2013; Goldstein et al., 2015)	430	3.7	6.6	22	5
Gemcitabine/REOLYSIN® (REO 017)	33	4.0	10.2	45	24

Of the 29 patients evaluable for clinical response, one patient had a partial response (PR), 23 had stable disease (SD) and five had progressive disease as their best response. This translated into a clinical benefit rate (CBR) (complete response (CR) + PR + SD) of 83%.

"This is the second cancer where we have confirmed that PD-L1 is upregulated in target tumors following our collaborators initial observations of PD-L1 upregulation in glioblastoma," said Dr. Brad Thompson, President and CEO of Oncolytics.  "We are currently analyzing archived samples from other completed studies and current samples from ongoing studies to determine if this is a common effect to most cancers. A systemic viral therapy that generally led to upregulation of PD-L1 would allow increased use of anti PD-L1 drugs in cancers where there is insufficient PD-L1 to make therapy possible."

REO 017 is a U.S. Phase 2, single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer. Eligible patients were treated with gemcitabine at 800 mg/m2 on days 1 and 8, and REOLYSIN® at 1x1010 TCID50 administered IV on days 1, 2, 8 and 9 every 3 weeks. Tumor assessment was performed every two cycles. The trial enrolled 33 evaluable patients (34 total) using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.   If three or more responses were observed (defined as CR, PR, or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of at least 33 evaluable patients.  As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. The primary objective of the trial was to determine the CBR of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives were to determine PFS, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

A copy of the poster presentation will be available on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase II single-arm clinical trial in pancreatic cancer, future trials in this indication, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

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For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-JUL-15